Exhibit 99.1

NICE Reports 32% Growth in Cloud Revenue for the First Quarter of 2021

Total Revenue Growth Accelerated to 11% with Double Digit Growth in Operating Income and EPS

Company Raises Annual Revenue and EPS Guidance for 2021

Hoboken, New Jersey, May 13, 2021 - NICE (NASDAQ: NICE) today announced results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial Highlights

GAAP	Non-GAAP
Revenue of $455 million, growth of 11% year-over-year	Revenue of $457 million, growth of 11% year-over-year
Cloud revenue of $228 million, growth of 32% year-over-year	Cloud revenue of $230 million, growth of 33% year-over-year
Gross margin of 67.5% compared to 65.9% last year	Gross margin of 72.7% compared to 70.9% last year
Operating income of $66 million compared to $59 million last year, growth of 13%	Operating income of $128.8 million compared to $110.5 million last year, growth of 17%
Operating margin of 14.6% compared to 14.3% last year	Operating margin of 28.2% compared to 26.9% last year
Diluted EPS of $0.78 versus $0.71 last year, growth of 10%	Diluted EPS of $1.54 versus $1.34 last year, growth of 15%

“We are pleased to begin 2021 on a high note as we reported very strong first quarter results across the board, including double-digit growth in both total revenue and earnings per share,” said Barak Eilam, CEO, NICE. “Driving this outstanding performance is our continued robust growth in cloud, as we are witnessing further rapid penetration of CXone in all market segments, especially in very large enterprises, a segment of the market in which we are clearly differentiated from a competitive standpoint.”

Mr. Eilam continued, “We also continue to see tremendous growth for CXone in international markets where we witnessed a three times increase in bookings bolstered by our growing international partners program. In addition, we continued to see strong demand by enterprises to digitally transform leading to a two and a half times increase in the volume of digital interactions on our platform. With a record pipeline and robust bookings for CXone, we are in an excellent position to capitalize on a large and fast-growing total addressable market.”

GAAP Financial Highlights for the First Quarter Ended March 31:

Revenues: First quarter 2021 total revenues increased 10.9% to $455.0 million compared to $410.40 million for the first quarter of 2020.

Gross Profit: First quarter 2021 gross profit and gross margin increased to $307.2 million and 67.5%, respectively, compared to $270.3 million and 65.9%, respectively, for the first quarter of 2020.

Operating Income: First quarter 2021 operating income and operating margin increased to $66.5 million and 14.6%, respectively, compared to $58.8 million and 14.3%, respectively, for the first quarter of 2020.

Net Income: First quarter 2021 net income and net income margin increased to $52.2 million and 11.5%, respectively, compared to $46.1 million and 11.2%, respectively, for the first quarter of 2020.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the First quarter of 2021 increased 9.9% to $0.78, compared to $0.71 in the first quarter of 2020.

Operating Cash Flow and Cash Balance: First quarter 2021 operating cash flow was $164.2 million. In the first quarter, $44 million was used for share repurchases. As of March 31, 2021, total cash and cash equivalents, short and long term investments were $1,561.2 million, and total debt was $685.3 million.

Non-GAAP Financial Highlights for the First Quarter Ended March 31:

Revenues: First quarter 2021 Non-GAAP total revenues increased 11.1% to $457.0 million compared to $411.2 million for the first quarter of 2020.

Gross Profit: First quarter 2021 Non-GAAP gross profit and gross margin increased to $332.1 million and 72.7%, respectively, compared to $291.6 million and 70.9%, respectively, for the first quarter of 2020.

Operating Income: First quarter 2021 Non-GAAP operating income and Non-GAAP operating margin increased to $128.8 million and 28.2%, respectively, compared to $110.5 million and 26.9%, respectively, for the first quarter of 2020.

Net Income: First quarter 2021 Non-GAAP net income and Non-GAAP net income margin increased to $102.8 million and 22.5%, respectively, from $87.9 million and 21.4%, respectively, for the first quarter of 2020.

Fully Diluted Earnings Per Share: First quarter 2021 Non-GAAP fully diluted earnings per share increased 14.9% to $1.54, compared to $1.34 for the first quarter of 2020.

Second Quarter and Full Year 2021 Guidance:

Second Quarter 2021:
Second quarter 2021 Non-GAAP total revenues are expected to be in a range of $445 million to $455 million.
Second quarter 2021 Non-GAAP fully diluted earnings per share are expected to be in a range of $1.45 to $1.55.

Raising Full Year 2021 Guidance:
Fulll year 2021 Non-GAAP total revenues are expected to be in a range of $1,800 million to $1,820 million (higher than the previous guidance range of $1,790 million to $1,810 million).
Full year 2021 Non-GAAP fully diluted earnings per share are expected to be in a range of $6.19 to $6.39 (higher than the previous guidance range of $6.12 to $6.32).

Quarterly Results Conference Call

NICE management will host its earnings conference call today May 13th, 2021 at 8:30 AM ET, 13:30 GMT,
15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial into the following numbers: United States 1-877-407-4018 or +1-201-689-8471, United Kingdom 0-800-756-3429, Israel 1-809-406-247.
The call will be webcast live on the Company’s website at https://www.nice.com/investor-relations/upcoming-event.

Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related expenses, amortization of discount on long term debt and the tax effect of the Non-GAAP adjustments. Business combination accounting rules require the recognition of a legal performance obligation related to a revenue arrangement of an acquired entity as a liability. The amount assigned to such liability should be based on its fair value at the date of acquisition. The Non-GAAP adjustment for a revenue arrangement is intended to reflect the full amount of such revenue. The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 9 775-3798, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

In addition, COVID-19 is contributing to a general slowdown in the global economy. At this time, the extent and duration of the continued impact of the pandemic is unknown, and therefore we cannot predict how it may affect the Company’s future business, results of operations, financial condition and strategic plans. Furthermore, due to our subscription-based business model, the effect of COVID-19 may not be fully reflected in our results of operations until future periods, if at all. You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this presentation speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2021	2020
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$451,128	$442,267
Short-term investments	1,110,057	1,021,613
Trade receivables	322,658	303,100
Prepaid expenses and other current assets	176,922	175,340

Total current assets	2,060,765	1,942,320

LONG-TERM ASSETS:
Property and equipment, net	136,687	137,785
Deferred tax assets	34,543	32,735
Other intangible assets, net	337,303	366,003
Operating lease right-of-use assets	92,684	97,162
Goodwill	1,503,549	1,503,252
Other long-term assets	156,503	153,660

Total long-term assets	2,261,269	2,290,597

TOTAL ASSETS	$4,322,034	$4,232,917

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$45,193	$33,132
Deferred revenues and advances from customers	320,034	311,851
Current maturities of operating leases	20,564	22,412
Exchangeable senior notes	262,011	259,881
Accrued expenses and other liabilities	415,107	417,174

Total current liabilities	1,062,909	1,044,450

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	80,271	36,295
Operating leases	88,421	92,262
Deferred tax liabilities	31,659	32,109
Long-term debt	423,306	421,337
Other long-term liabilities	17,182	17,980

Total long-term liabilities	640,839	599,983

SHAREHOLDERS' EQUITY
Nice Ltd's equity	2,593,715	2,563,910
Non-controlling interests	24,571	24,574

Total shareholders' equity	2,618,286	2,588,484

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,322,034	$4,232,917

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2021	2020
	Unaudited	Unaudited

Revenue:
Cloud	$228,081	$172,628
Services	161,791	173,192
Product	65,149	64,608
Total revenue	455,021	410,428

Cost of revenue:
Cloud	93,582	80,468
Services	48,934	53,513
Product	5,346	6,104
Total cost of revenue	147,862	140,085

Gross profit	307,159	270,343

Operating expenses:
Research and development, net	59,155	52,781
Selling and marketing	128,559	109,621
General and administrative	52,972	49,113
Total operating expenses	240,686	211,515

Operating income	66,473	58,828

Financial and other expense, net	3,394	1,650

Income before tax	63,079	57,178
Taxes on income	10,868	11,064
Net income	$52,211	$46,114

Less: net loss attributable to non-controlling interests	3	84

Net income attributable to NICE Ltd.'s shareholders	$52,214	$46,198

Earnings per share:
Basic	$0.83	$0.74
Diluted	$0.78	$0.71

Weighted average shares outstanding:
Basic	63,085	62,477
Diluted	66,723	65,335

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended
	March 31,
	2021	2020
	Unaudited	Unaudited

Operating Activities

Net income	$52,211	$46,114
Depreciation and amortization	44,924	44,050
Stock based compensation	31,455	21,568
Amortization of premium and discount and accrued interest on marketable securities	3,931	748
Deferred taxes, net	(858)	(9,192)
Changes in operating assets and liabilities:
Trade Receivables	(19,684)	659
Prepaid expenses and other assets	(10,860)	(14,091)
Trade payables	9,704	12,478
Accrued expenses and other current liabilities	(1,365)	11,897
Operating lease right-of-use assets, net	4,481	4,149
Deferred revenue	51,903	38,513
Operating lease liabilities	(5,697)	(5,557)
Amortization of discount on long term debt	4,099	2,343
Other	(5)	1,143
Net cash provided by operating activities	164,239	154,822

Investing Activities

Purchase of property and equipment	(2,329)	(9,633)
Purchase of Investments	(153,306)	(85,427)
Proceeds from Investments	54,577	85,885
Capitalization of software development costs	(10,116)	(9,287)
Payments for business and asset acquisitions, net of cash acquired	-	(50,836)
Proceeds from business and asset acquisitions adjustments	444	-
Net cash used in investing activities	(110,730)	(69,298)

Financing Activities

Proceeds from issuance of shares upon exercise of share options	292	1,484
Purchase of treasury shares	(44,222)	(24,070)
Capital Lease payments	-	(162)
Net cash provided by/(used in) financing activities	(43,930)	(22,748)

Effect of exchange rates on cash and cash equivalents	(718)	(1,987)

Net change in cash and cash equivalents	8,861	60,789
Cash and cash equivalents, beginning of period	$442,267	$228,323

Cash and cash equivalents, end of period	$451,128	$289,112

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2021	2020
GAAP revenues	$455,021	$410,428
Valuation adjustment on acquired deferred cloud revenue	1,823	779
Valuation adjustment on acquired deferred services revenue	106	-
Valuation adjustment on acquired deferred product revenue	-	-
Non-GAAP revenues	$456,950	$411,207

GAAP cost of revenue	$147,862	$140,085
Amortization of acquired intangible assets on cost of cloud	(17,515)	(15,558)
Amortization of acquired intangible assets on cost of services	(1,225)	(1,522)
Amortization of acquired intangible assets on cost of product	(283)	(1,134)
Valuation adjustment on acquired deferred cost of cloud	25	293
Cost of cloud revenue adjustment (1)	(1,494)	(844)
Cost of services revenue adjustment (1)	(2,435)	(1,600)
Cost of product revenue adjustment (1)	(125)	(68)
Non-GAAP cost of revenue	$124,810	$119,652

GAAP gross profit	$307,159	$270,343
Gross profit adjustments	24,981	21,212
Non-GAAP gross profit	$332,140	$291,555

GAAP operating expenses	$240,686	$211,515
Research and development (1,2)	(4,057)	(2,615)
Sales and marketing (1,2)	(10,908)	(5,265)
General and administrative (1,2)	(12,687)	(12,834)
Amortization of acquired intangible assets	(9,709)	(9,805)
Valuation adjustment on acquired deferred commission	53	35
Non-GAAP operating expenses	$203,378	$181,031

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2021	2020
GAAP financial and other expense, net	$3,394	$1,650
Amortization of discount on debt	(4,125)	(2,342)
Non-GAAP financial and other income, net	$(731)	$(692)

GAAP taxes on income	$10,868	$11,064
Tax adjustments re non-GAAP adjustments	15,814	12,291
Non-GAAP taxes on income	$26,682	$23,355

GAAP net income	$52,211	$46,114
Valuation adjustment on acquired deferred revenue	1,929	779
Valuation adjustment on acquired deferred cost of cloud revenue	(25)	(293)
Amortization of acquired intangible assets	28,732	28,019
Valuation adjustment on acquired deferred commission	(53)	(35)
Share-based compensation (1)	31,706	21,645
Acquisition related expenses (2)	-	1,581
Amortization of discount on long term debt	4,125	2,342
Tax adjustments re non-GAAP adjustments	(15,814)	(12,291)
Non-GAAP net income	$102,811	$87,861

GAAP diluted earnings per share	$0.78	$0.71

Non-GAAP diluted earnings per share	$1.54	$1.34

Shares used in computing GAAP diluted earnings per share	66,723	65,335

Shares used in computing non-GAAP diluted earnings per share	66,723	65,335

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation

	Quarter ended
	March 31,
	2021	2020

Cost of cloud revenue	$1,494	$844
Cost of services revenue	2,435	1,600
Cost of product revenue	125	68
Research and development	4,057	2,615
Sales and marketing	10,908	5,177
General and administrative	12,687	11,341
	$31,706	$21,645

(2)	Acquisition related expenses

	Quarter ended
	March 31,
	2021	2020

Sales and marketing	$-	$88
General and administrative	-	1,493
	$-	$1,581